

March 20, 2015

Via E-Mail
Carl T. Berquist
Chief Financial Officer
Marriott International, Inc.
10400 Fernwood Road
Bethesda, MD 20817

Re: Marriott International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 001-13881

Dear Mr. Berquist:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 16. Business Segments, page 84

1.   Please explain to us how you considered the aggregation criteria and quantitative thresholds of ASC 280-10-50-11 through 50-19 in determining that your four new operating segments do not meet the criteria for separate disclosure as reportable business segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3295.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant